GLOBALFOUNDRIES INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements
This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the wars in Ukraine and Israel; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2023 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“We,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits (“ICs”) that enable billions of electronic devices that are essential throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.

The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and long-term supply agreements (“LTAs”), providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 250 customers as of March 31, 2024, many of whom are the global leaders in their field.

The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 89% of our net revenue for the three-months ended March 31, 2024, respectively. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.

Our business has experienced weaker demand across several of the end markets within which we operate, as our customers manage elevated inventory levels and tighter monetary policies, which adversely impacted our revenues. As discussed in Item 3.D. “Key Information - Risk Factors,” in our Annual Report on From 20-F for the fiscal year ended December 31, 2023, we have chosen to renegotiate certain of our LTAs with existing customers to reflect lower volume commitments and/or longer commitment timelines, and we expect that we will continue to have to renegotiate additional LTAs in 2024. We remain cautious as the global macroeconomic uncertainty continues, reflecting the impacts of inflation, high interest rates, and geopolitical conflicts. Although we are starting to see the inflationary headwinds moderate, the ongoing high interest rate environment has led to a prolonged and deeper cyclical downturn than was first anticipated. The extent to which these uncertainties will impact our business activities will depend on future developments that cannot be predicted at this time. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of the commercial agreements we have entered into.

Components of Results of Operations

Net Revenue
We generate the majority of our revenue from sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design, and breakage fee or settlement fee arising from not meeting the minimum purchase requirements under certain long-term supply agreements with customers. We also generate revenue from rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test, and packaging.

Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.

GLOBALFOUNDRIES INC.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services. We expect our cost of revenue as a percentage of revenue to increase modestly in the second quarter 2024.

Operating Expenses
Our operating expense consist of research and development (“R&D”), selling, general and administrative expense (“SG&A”), and restructuring expense. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to modestly increase as a percentage of revenue, in the second quarter 2024.

Selling, General and Administrative
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Beginning in the third quarter of 2023, SG&A expenses also include certain contract cancellation fees,(gain) loss on tool sales and withholding taxes. Certain contract cancellation fees and (gain) loss on tool sales were previously included in other income (expense) while withholding taxes were previously recorded in income tax expense. We expect our SG&A as a percentage of revenue to modestly increase in the second quarter 2024.

Restructuring Expense
Restructuring expense primarily relates to reductions in our global workforce, leased workspace and consultants we engage for strategic support of the restructuring.

Other Operating Charges

Finance Income (Expense), net
Finance income (expense), net consists of interest earned on our cash and cash equivalents and marketable securities, net of any interest expense on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions.

Other Income (Expense), net
Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities. Prior to third quarter of 2023, other income (expense), net also included (gain) loss on tool sales and certain contract cancellation fees.

GLOBALFOUNDRIES INC.
Income Tax Expense
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the United States.

GLOBALFOUNDRIES INC.
A. Results of Operations

Comparison of Three Months Ended March 31, 2024 and 2023

Net Revenue

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Net revenue	$1,549	$1,841	$(292)	(15.9)%

Net revenue decreased by $292 million or 15.9% for the three-months ended March 31, 2024 compared to the three-months ended March 31, 2023. The decrease from prior period was driven by wafer shipment volume totaling 463 thousand (300mm equivalent), a 9% decrease from prior and reduction in our average selling price of approximately 6% compared to the prior period.

Cost of Revenue

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Cost of revenue	$1,156	$1,326	$(170)	(12.8)%
Gross margin	25.4%	28.0%	260bps	—

Cost of revenue decreased by $170 million or 12.8% for the three-months ended March 31, 2024 compared to the three-months ended March 31, 2023. The change was driven by a 9% lower shipment volume and favorable product mix in the period.

Gross margin decreased to 25.4% for the three-months ended March 31, 2024 from 28.0% for the three-months ended March 31, 2023. The decrease was primarily due to approximately 6% lower average selling price and 9% lower wafer shipment volume.

GLOBALFOUNDRIES INC.
Operating Expenses

Research and Development Expense

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Research and development expense	$124	$109	$15	13.8%
As a % of revenue	8.0%	5.9%

R&D expense increased by $15 million or 13.8% for the three-months ended March 31, 2024 compared to the three-months ended March 31, 2023. The increase was primarily due to $7 million higher R&D portfolio investments, $5 million higher employee-related expenses, and $3 million higher share-based compensation.

Selling, General and Administrative Expense

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Selling, general and administrative expense	$122	$111	$11	9.9%
As a % of revenue	7.8%	6.0%

SG&A expenses increased by $11 million, or 9.9% for the three-months ended March 31, 2024, compared to the three-months ended March 31, 2023. The change was primarily a result of $6 million higher professional services associated with strategic initiatives and a $6 million increase in employee-related expenses.

Restructuring Expense

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Restructuring expense	$—	$5	$(5)	(100.0)%

Restructuring expense decreased by $5 million or 100.0%, for the three-months ended March 31, 2024, compared to the three-months ended March 31, 2023. The change was driven by a decrease of employee-related expenses associated with the reduction in our global workforce in the current period.

GLOBALFOUNDRIES INC.
Finance income (expense), net

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Finance income (expense), net	$10	$1	$9	900.0%

Finance income (expense), net increased by $9 million, for the three-months ended March 31, 2024, compared to the three-months ended March 31, 2023. The increase was primarily a result of $15 million higher interest income generated from money market funds and investments in marketable securities, offset by $6 million higher interest expense.

Other income (expense), net

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Other income (expense), net	$(2)	$(15)	$13	(86.7)%

Other income (expense), net increased by $13 million for the three-months ended March 31, 2024 compared to the three-months ended March 31, 2023. The increase was primarily driven by $16 million reduction in foreign exchange currency losses and losses from unwinding of certain commodity hedges in 2023, offset by $4 million gain on tool sales for the three-months ended March 31, 2024,

Income Tax Expense

(in millions)	Three Months Ended March 31,
	2024	2023	Change	% Change

Income tax (expense) benefit	$(21)	$(23)	$2	(8.7)%

Income tax expense decreased by $2 million, or 8.7%, for the three-months ended March 31, 2024, compared to the three-months ended March 31, 2023. The decrease in expense was primarily a result of $8 million withholding tax accrued in the United States reclassified from income tax expense to other taxes in the current year as it is not creditable against income taxes and a decrease in global earnings compared to the three months ended March 31, 2023, offset by $4M of income tax expense related to the accrual of United States corporate alternative minimum tax.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources

We have historically financed operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government grants. As of March 31, 2024, our cash, cash equivalents and marketable securities balances of $4.2 billion included $2.2 billion of cash and cash equivalents and approximately $2 billion of marketable securities.

As of March 31, 2024 and December 31, 2023, we had an undrawn revolving credit facility of $1 billion. In addition to our available revolver, we had $2.3 billion and $2.4 billion of debt outstanding as of March 31, 2024 and December 31, 2023, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of March 31, 2024, we believe that our existing cash, cash equivalents, marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31,
	2024	2023
Cash provided by operating activities	$488	$479
Cash used in investing activities	(600)	(586)
Cash (used in) provided by financing activities	(27)	10
Effect of exchange rate changes on cash and cash equivalents	(1)	1
Net decrease in cash and cash equivalents	$(140)	$(96)

Operating Activities
Cash provided by operating activities for the three-months ended March 31, 2024 of $488 million increased $9 million compared to the $479 million provided for the three-month period ended March 31, 2023. The increase was primarily attributable to changes of $71 million from net income, depreciation and amortization. In addition, net working capital changed $77 million, primarily due to improvements in cash generated from accounts receivables of $129 million and trade and other payables of $44 million. These improvements were partially offset by unfavorable cash used for inventory of $96 million, due to increased raw materials, driven by strategic wafer buys.

Investing Activities
Cash used in investing activities for the three-months ended March 31, 2024 of $600 million, increased $14 million compared to the use of $586 million for the three-month period ended March 31, 2023. The increase was driven by $396 million of net purchases of marketable securities for the three-months ended March 31, 2024, compared to the prior period. In addition, the 2023 period includes $238 million of proceeds from the sale of the East Fishkill facility received in January 2023. These increases were partially offset by $626 million lower capital and intangible expenditures primarily due to lower costs related to the expansion of our fabrication facilities.

Financing Activities
Cash used in financing activities for the three-months ended March 31, 2024 of $27 million decreased $42 million as compared to the cash provided by financing activities of $15 million for the three-months ended March 31, 2023. The change was primarily attributable to net debt repayments of $20 million and lower proceeds from the issuance of equity instruments, government grants and other financing of $14 million.